Filed by Pentair Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pentair Ltd.

Commission File Number: 001-11625

C: Jim Lucas; Pentair Ltd.; VP of IR

C: Randy Hogan; Pentair Ltd.; Chairman & CEO

C: John Stauch; Pentair Ltd.; EVP & CFO

P: Shannon O’Callaghan; Nomura; Analyst

P: Steve Tusa; JPMorgan; Analyst

P: Steven Winoker; Sanford C. Bernstein; Analyst

P: Deane Dray; Citi; Analyst

P: Christopher Glynn; Oppenheimer & Co.; Analyst

P: Brian Konigsberg; Vertical Research; Analyst

P: Jeff Hammond; KeyBanc Capital Markets; Analyst

P: Josh Pokrzywinski; MKM Partners; Analyst

P: Scott Graham; Jefferies & Co.; Analyst

P: Brian Drab; William Blair & Co.; Analyst

P: Operator;;

P: Unidentified Participant;;

+++ presentation

Operator^ Good morning, my name is Cheryl Lee and I will be your conference operator today. At this time I would like to welcome everyone to the Pentair 2014 outlook conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. (Operator Instructions). Thank you. Mr. Jim Lucas, Vice President of Investor Relations, you may begin your conference, sir.

Jim Lucas^ Thanks, Cheryl Lee, and welcome to Pentair’s 2014 outlook conference call; we are glad you can join us. I am Jim Lucas, Vice President of Investor Relations, and with me today is Randy Hogan, our Chairman and Chief Executive Officer, and John Stauch, our Chief Financial Officer.

On today’s call we will provide details on our 2014 expectations as outlined in this morning’s release. Before we begin let me remind you that any statements made about the Company’s anticipated financial results are forward-looking statements subject to future risks and uncertainties, such as the risks outlined in Pentair’s most recent 10-K and 10-Q and today’s release.

Forward-looking statements included herein are made as of today and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances. Actual results could differ materially from anticipated results.

Today’s webcast is accompanied by a presentation which can be found in the investor section of Pentair’s website. We will reference these slides throughout our prepared remarks. All references today will be on an adjusted basis unless otherwise indicated for which the non-GAAP financials are reconciled in the appendix of the presentation.

We will be sure to reserve time for questions and answers after our prepared remarks. In recognition that there are other calls this morning we will target to be done in an hour. With that I would like to request that you limit your questions to one and a follow up and get back in the queue for further questions so that everyone has an opportunity to ask their questions. I will now turn the call over to Randy.

Randy Hogan^ Thanks, Jim, and good morning, everyone. Before turning to 2014 I’d like to provide an update on how 2013 is wrapping up and what we are seeing in our businesses. This is shown on slide number 4. In short we are reaffirming Q4 and full-year 2013 guidance.

The fourth quarter is tracking with the guidance we provided at the end of October. We expect sales growth of 3% to 4% with all three segments growing, led by Valves & Controls. Adjusted operating income is still expected to increase over 40% with operating margins expanding nearly 400 basis points year-over-year. Adjusted EPS is expected to be in the range of $0.83 to $0.85, which represents a nearly 60% year-over-year increase.

For the full year 2013 sales are expected to be up 2%, which takes into account the large project headwinds experienced throughout the year, particularly in Australia. Adjusted operating income is expected to grow nearly 20% for the full year and margins are expected to expand 180 basis points to 12.7%. Free cash flow is tracking to be greater than 100% of net income once again. Adjusted EPS is expected to be in the range of $3.19 to $3.21, or a 26% year-over-year increase.

So again, we are ending the year in line with our previous guidance. Let’s turn to slide five and look more closely at 2013.

While we expend some top-line headwinds in 2013, we’ve seen strength throughout the year in both the Residential & Commercial and Food & Beverage verticals. We were able to deliver above our original synergy targets for the year and continue to build momentum in finding additional performance improvement opportunities. After strong operating margin improvement in 2013 we believe we are well-positioned to drive expansion of 150 basis points in both 2014 and 2015 with the gains roughly split between the base business and synergies.

As we highlighted at our investor event in Houston last month, we see a number of additional opportunities within both Valves & Controls and our Thermal businesses in particular. Pentair’s capital allocation strategy remains disciplined and 2013 marked our 37th consecutive annual dividend increase. We’ve completed over $800 million of our current $1.2 billion share repurchase authorization and just last week the Board approved an additional $1 billion in share repurchases.

We built good momentum in 2013 integrating the combined businesses. And while we had more success on the margin front initially, we continue to see attractive long-term sales growth opportunities and expect 2014 to return to a more normal growth environment.

Let’s now turn to slide 6 for a closer look at how we see our 2014 growth profile. Looking at our five key verticals we expect three of the five verticals to contribute mid single-digit growth and the other two to be flat to up modestly. Starting with Energy, we are looking for our largest vertical to grow 3% to 5% for 2014, which is an improvement from the flat performance experienced in 2013.

Global oil & gas capital expenditures appear to be increasing and we believe we are well-positioned, particularly in upstream applications. We saw our power orders and backlog grow through most of 2013 and we expect to see some of these orders realized as shipments in the second half of 2014.

Residential & Commercial had a very good 2013. We’re expecting our second largest vertical to grow 4% to 6% for 2014. This is a moderation from the high single-digit rate experienced in 2013, but still represents strong growth. The North American residential recovery continues to lead the way and we see signs of stabilization in Western Europe. Commercial, while relatively small overall for us, has begun to show growth once again.

Industrial had a challenging 2013, but the improving ISM data around the globe is a positive indicator that we should see a return of growth in 2014. We include process within Industrial and we believe we’re well-positioned in our Valves & Controls business to participate in the North American chemical manufacturing renaissance that is emerging.

Infrastructure has been tough for the last couple of years, but it appears the global desalination market has bottomed after a multi-year decline. Overall we expect the Infrastructure vertical to be flat for the full year. 2013 full North American “Break & Fix” customers return to spending and this trend should continue in 2014. Our electronics systems business within Technical Solutions has also stabilized and we anticipate some growth in 2014.

Food & Beverage has been a bright spot the last couple of years and, while the 2014 growth rate is expected to moderate from 2013’s double-digit levels, we still expect 5% to 7% growth for the full year. Beverage systems continues to do well as global brewery customers are expanding and we believe we’re well-positioned with our leading beer membrane filtration systems.

Our food service business is seeing strength in serving existing customers and with global expansion. Agriculture is expected to have a more challenging year following three consecutive years of double-digit growth. But the aftermarket crop spray business should help offset some of the anticipated OEM slowdown.

With this view of our five key verticals and their anticipated growth rates, let’s now turn to slide 7 to discuss our financial targets. As you can see on slide 7, we’re introducing 2014 EPS guidance in a range of $3.85 to $4 a share based on expected sales growth of 3% to 4%. John will discuss our 2014 outlook in more detail in a few slides, but we felt it was important to highlight that we remain committed to our $5 EPS goal in 2015, although the path to get there is a little different from when we first established the target over a year ago.

The next couple of slides will look at the moving pieces more closely, but we continue to see $5 within our reach, while still positioning Pentair towards becoming a great industrial Company.

Please turn to slide 8 where we look more closely at the value creation opportunities over the next couple of years. As you can see on slide 8, we have tweaked the two major buckets to deliver $5 EPS in 2015. We’ve gotten off to a strong start in 2013 with estimated 26% adjusted EPS growth as operating income has benefited from both strong productivity performance and delivery above our original expectations on synergies.

Over the next two years we expect almost 20% growth per year from operating performance roughly split between base business and net synergies. The 2014 guidance includes about $20 million of investments related to Valves & Controls operating model transformation or OMT. This investment will drive operating income savings and an overall tax benefit through the optimization of the global GBU structure.

Below the operating line we expect further improvements in the tax rate and additional share repurchases to contribute to the 25% EPS compound growth rate over the next couple of years. While we’ve not been able to buy back as many shares as anticipated in the original forecast due to our strong stock performance in 2013, we remain committed to our long-term disciplined capital allocation strategy as seen by the additional $1 billion share buyback authorization announced last week.

Please turn to slide 9 were we provide an update on the 2015 sales growth opportunity. We are updating our 2015 sales target to $8.1 billion which is lower than our original target of $8.4 billion. This is explained in three buckets.

First, we have divested, or are in the process of divesting, several nonstrategic assets that, while taking away from the top-line, were not priorities for us to deploy resources to.

Second, we talked the past two quarters about the challenges that our Australian water business faced. There are opportunities to continue to improve the cost structure of that business, and we are doing that, but we feel it is prudent not to plan on any major project activity to return for this operating plan period.

The third component to resetting the top-line expectations stem from the weaker Industrial performance experienced in 2013.

We know we have to earn the right to talk about growth, but the top-line expectation for 2015 is more realistic given the lower base following the headwinds of 2013 as well as our exit of some business lines.

All three of these factors have led us to plan for a lower realistic sales target. But as you will see on slide 10, our total operating opportunity has not changed. Our 2015 target of $1.3 billion of operating income is unchanged because while sales will be lower, we expect operating margins in 2015 to be north of 16%.

As you can see on slide 10, there been some tweaks to the $1.3 billion operating income target. First, divestitures and the negative impact from Australia had a $20 million negative impact. Second, the legacy Flow Control businesses did underperform in 2013 by about $25 million.

In addition, we anticipate to incur $20 million of cost in 2014 associated with the OMT, or Operating Model Transformation, within Valves & Controls and we expect this investment to create savings in 2015 and 2016 while also contributing to lowering the tax rate long-term.

Finally, led by our strong synergy performance in 2013, we’ve identified additional synergy opportunities and are raising our 2015 synergy target to $310 million from our original goal of $230 million. So while the top line assumptions in our 2015 goals have changed, our operating income targets will remain on track.

Let’s now turn to slide 11 for a summary of how we are exiting 2013 and our outlook for 2014. While we have not yet closed the books on 2013, we feel very good about the progress we made this year. Pentair has a well-established track record with regard to cost and productivity and this credibility was further enhanced with a strong year one integration.

We still have to prove our ability to grow the top-line consistently, but our Water & Fluid Solutions segment, excluding headwinds in Australia, increased nicely for the year led by strength in North America residential and Food & Beverage globally.

Our Valves & Controls business continued to gain discipline in bidding on businesses evidenced by strong margin expansion in 2013. While the top-line has been a little slower than originally forecast, this demonstrates that we’re not afraid to walk away from lower margin business.

Our Industrial and Energy verticals are both seeing improving capital expenditure trends for 2014, signaling underlying strength in both verticals. While we had a successful first year integrating these two businesses, we are not done. We remain committed to delivering $5 in EPS in 2015 while positioning Pentair to be the next great industrial Company. Capital allocation remains disciplined and John will discuss this further.

We’re seeing accelerating momentum as we prepare to enter 2014 and we believe we are well-positioned to control our destiny. With that I will turn the call over to John.

John Stauch^ Thank you, Randy. Please turn to slide number 12 titled Full Year 2014 Pentair Outlook. For 2014 we are initiating full-year guidance of $3.85 to $4.00 of EPS on approximately $7.7 billion of revenue. Overall revenue is expected to increase between 3% to 5% on an organic basis, inclusive of roughly 1 point negative headwind from foreign-exchange, mainly from Australia.

Water & Fluid Solutions revenue is expected to expand about 3% to 5% with continued high single-digit growth in our Residential & Commercial and Food & Beverage verticals. We expect mid single-digit growth in engineered pumps and flattish desalination revenue to offset anticipated 20% declines in The Australia water projects business.

Valves & Controls is expected to grow 2% to 3% as healthy backlogs in oil and gas and short cycle 90-day MRO businesses, plus expanding backlog in Industrial, which includes process, offset continued expected headwinds in mining and power.

Technical Solutions is expect to go to grow 3% to 5% as recovering Industrial in Europe lead the way. The Technical Solutions growth expectations do not include any mega project revenue and mega projects are expected to be flat year-over-year at roughly $15 million in total revenue. If any large projects look scheduled for 2014 we will update accordingly at the appropriate time.

Adjusted operating income is expected to expand to proximally $1.1 billion or up 16% year over year. This includes a $20 million investment in business redesign and ERPs with goals to reduce overall complexity in Valves & Controls and ultimately produce G&A costs by up to 3% of sales by 2017, versus where we currently are at approximately 9% of sales.

We expect this investment to continue on an annual basis through 2016, but drives nearly $80 million of operating income savings once completed and an overall tax benefit to Pentair of roughly 3 points due to the optimization of global Valves & Controls structure into Switzerland. Excluding this investment, the expected operating income growth would be approximately 18% or in line with the 18% to 19% annual expectations laid out during our announcement of the merger.

Overall Pentair operating margins are expected to expand 150 basis points to approximately 14.2% marking record performance for Pentair. We anticipate margins by reporting segment will expand nicely and all three of our segments and overall corporate costs are expected to be down slightly due to lower corporate integration costs and are expected to be around $100 million for the full year.

We expect EPS to expand around 23% to $3.93 at the midpoint of the guidance range and includes assumptions of 23.5% for the tax rate, net interest of $70 million, and overall share count of about $198.5 million, inclusive of our recently announced incremental buyback program.

We are expecting an acceleration of free cash flow generation to exceed 100% of net income conversion and expect at least $850 million of free cash flow, helped in part by some modest working capital improvements in Valves & Controls.

Please turn to slide number 13 labeled Full-Year 2014 Pentair Outlook. On the left-hand of the slide you can see the overall components of total Pentair expected revenue growth. Volume is expected to expand 4 points, buoyed by continued Residential & Commercial tailwinds, a recovering Industrial global landscape and fewer expected headwinds from Europe and China. Overall price is expected to be up around 1 point in line with 2013 performance and, as mentioned earlier, FX is expected to be a modest headwind.

Operating income performance should be helped by volume and price contributions and overall inflation is expected to be relatively modest at about 180 basis points, allowing productivity, synergies, and price to offset inflation, even with the OMT investment in Valves & Controls. Overall synergies for 2014 are planned at about $200 million and we are exiting 2013 with a run rate of about $168 million to $170 million, and we believe we have more than enough in the funnel to close the gap.

Please turn to slide number 14 labeled Cash Summary. Cash flow continues to be a big focus at Pentair and with working capital turns now down to 3.6 turns from where we were before the merger, greater than 6 turns, we remain motivated to remove the unlocked value of this cash and put it to better work.

We are targeting approximately $850 million of free cash flow in 2014 driven by net income expansion and some working capital improvements in Valves & Controls. This confidence in cash flow is what enabled us to expand our share buyback program by another $1 billion recently, which would still allow us room to propose a healthy dividend increase in 2014 and would mark the 38th consecutive year of increases.

Even after the dividend and incremental buyback, we believe we still have capacity with continued operating performance of nearly $2 billion to fuel further acquisitions or buybacks. This is nice flexibility to have, and we will make smart capital allocations to improve overall shareowner value. Also, note that we are targeting to get back into double-digit ROIC in 2014, only 15 months after we dipped below a double-digit ROIC due to the run up in the Pentair share price prior to the close of the merger and the impact it had on the invested capital on the balance sheet.

While 10% is not where we want to be long-term, we remain confident that our long-term 15% plus goal is only right around the corner.

Please turn to my last slide, slide number 15. As I mentioned previously, if we perform as we have forecasted, we will continue to create further opportunities for more value creation, both from the cash we generate, and the leverage opportunity from the incremental EBITDA. All in, based on our assumptions, we expect to have significant capacity for further bolt-on acquisitions and share buybacks as opportunities arise. Cheryl Lee, can you please open the line for questions? Thank you.

+++ q-and-a

Operator^ (Operator Instructions). Shannon O’Callaghan, Nomura.

Shannon O’Callaghan^ Just on the Valves & Controls growth rate for 2014, you talked about mining and power headwinds to offsetting the growth in the other parts of the business. Can you just split that out a little bit? How much of a headwind do you think mining and power will be for that piece in 2014?

John Stauch^ Yes, I don’t think it is substantially — we are probably — we’ve got a lot of quote activity going in both spaces today, but we are mindful that we are likely to not see those orders come in until the second half of 2014, and therefore not likely to ship them until early 2015. But oil and gas will probably remain in the mid single-digit range and then we have some modest declines of 1 or 2 points or so in the mining and the power spaces.

Shannon O’Callaghan^ Okay. And so the rest of the stuff you see picking up more in the second half though?

John Stauch^ Well, I think Industrial process…

Randy Hogan^ Industrial processes is good and E&P — smaller projects but lots of projects.

Shannon O’Callaghan^ Okay. So for 2015, in terms of the improved synergies and the increase to the margin target, can you give us just a little color around how you think about that by the segments in terms of relative to where you put your prior segment margin targets? And also just do you have the FX rates that you have assumed in your 1% headwind for 2014?

John Stauch^ Yes, the rates are assumed as we ended Q3 or as of where we are today and we just take those rates forward, so that’s a quick answer to that one. As far as how we are looking at the incremental synergies, obviously we are expecting more of the Lean and sourcing benefits to be in the legacy Flow Control businesses, primarily Valves & Controls and Thermal Management.

So, as we hinted at the Analyst Day when we saw these big opportunities in the factories, we have now rolled those into our longer-term expectations on what we think those synergies can yield. And again, on the G&A savings, as I mentioned in my comments, we are anticipating reducing those 9% G&A rates in both of the Thermal and Valves & Controls businesses to where we have been, which is far closer to the 4% to 5% per GBU basis.

On the long-term ending point for Valves & Controls will probably be likely 5, 5.5 just because of the structure needed to run the global business from European headquarters. –But, those are kind of the margins and we feel very confident about our ability to drive those cost down as we had and the legacy Pentair businesses.

Shannon O’Callaghan^ Okay, great. Thanks, guys.

Operator^ Steve Tusa, JPMorgan.

Steve Tusa^ So just curious on kind of the productivity I guess in synergies number combined for 2014 I guess. You are saying that you are going to get about $190 million in productivity and price; if you back out the $75 million in price you’re basically at $115 million in productivity and price.

But I guess what I’m kind of struggling with a bit is your run rate of synergies coming out of the fourth quarter is pretty strong, I mean I think it is around $100 million. So I am just curious this year you had a pretty good slug of base productivity X these synergies, it doesn’t look like you are really dialing in much there.

I know there is a $20 million headwind, but then at the same time you are increasing your synergies for 2015. So there is like some dramatic lull in 2014 around the activity related to just combining them productivity and synergies that are kind of missing here? It doesn’t seem like there is, but I just wanted to kind of run those numbers by you.

John Stauch^ Yes, Steve, I just want to make sure we are looking at that number right. We expect to be $200 million plus in synergies next year, but that would be $80 million better than where we were in 2013, that was roughly the $120 million that we are suggesting at the moment.

So if you take that $80 million against that $115 million productivity number you mentioned and you realize that $115 million also has $20 million of headwind, we’re actually beginning to build as well that regular pipeline of productivity in the core businesses that has also added to the synergies. Does that make sense?

Steve Tusa^ Yes I mean it still seems — I mean, the number I have you guys doing in 2013 productivity plus synergies is like — I don’t know, it is like $200 million. So it just seems a little bit low relative to what you are kind of talking about for 2015. But I guess your point the point is that you are not saying there’s anything unusual about 2015 where you have kind of a lull in the benefits and then they kind of reaccelerate in 2015, but that is the math?

John Stauch^ Exactly the opposite. We are trying to drive more linear operating income performance every single year and we only have that OMT headwind in 2014, which flips to a positive in 2015 because the investment starts to yield and payback.

Randy Hogan^ Yes, it is a $40 million swing.

John Stauch^ Yes. And I think the difference is, if you look at our slide 13, Steve, we are expecting some growth contribution this year on the volume where we didn’t have a lot of that growth contribution. So some of the productivity shifts more into that growth basket and we pick it up as leverage on the (multiple speakers).

Randy Hogan^ The operating leverage on the growth.

John Stauch^ (Multiple speakers) 30% drop through.

Steve Tusa^ Okay, that makes some sense. And then just a follow-up, any visibility on Valves, the orders and kind of timing of orders and how that should play out over the course of 2014 on the longer cycle valve side?

Randy Hogan^ As I mentioned we had a lot of power activity; we’re the number one player in power, but sales in power haven’t been very good. Order activity is pretty good. We expect bookings to increase in power and then to start shipping them finally in the second half of 2014. There was some thought early on that we would actually start seeing some shipments here in this year and it hasn’t really.

I think we will probably exit the year here with a slightly lower backlog because we are actually this quarter — we are finally getting a good run at reducing our over dues because of our Lean activities in Valves & Controls. So that is going to have an impact on backlog but a positive one.

Obviously anything overdue means you are late to customers. And that, as we have been able to bring down in a couple of our product lines, large ball valves in particular, as we have been able to bring down our backlog, our order activity has picked up — our overdue backlog.

So I think that to those are actually going to continue to accelerate and that is really good in the upstream area of E&P. I would hope that we would see more orders there. There aren’t a lot of really, really big projects; there are a little smaller projects for Valves & Controls. So what we are really focused on is the quotation activity, which is strong.

Steve Tusa^ Okay, great. Thanks a lot.

Randy Hogan^ We will have more detail on that when we close the quarter and report on the fourth quarter.

Steve Tusa^ Okay, thanks.

Operator^ Steven Winoker, Sanford Bernstein.

Steven Winoker^ Listen, let’s just take a different view here. The trend towards $5 now that you are raising synergies so significantly and backing off a little bit on the implied value of the repurchase, obviously that changes the conviction level probably around the $5. What happens as you trend and if you trend over the $5.00?

Are you thinking about reinvestment for growth? We’re obviously hearing a lot about that. Would your tenancy be to sort of start to think about growth of investments across the business more actively? Again, that is sort of an increasing theme across the space. How are you sort of thinking about that?

Randy Hogan^ Yes, let me take that into parts. First, again the $5.00 was the goal we set with the Tyco and the Pentair Boards as what we could do with the Company. And I think our conviction is stronger a year into that and that two things over a year into that because we are off to a great start and the things in our control, the things where we control our destiny are more sound, they aren’t assumptions anymore, they are real.

So the $5 remains a marker in the proof of strategy concept and execution. But it is also just a stop along the way towards building a much better Company. So we are going to a platform structure where we have over 20 — call it about 20 platforms where we are skewing our investment.

So we are investing for growth now but we want to make sure we are investing in the platforms that make the most sense given what we believe about the nexus of energy, food and water. So we are investing now. We are just not counting on a lot of that growth because we haven’t earned the right yet through execution to claim it. We have earned the right on productivity and synergies to expect it.

Steven Winoker^ Okay —.

Randy Hogan^ So that is the way to think about this. So I absolutely think we will continue to invest in growth and we will continue — our capital allocation, ever since we have started implementing Lean in the year 2000, capital allocation has been close coupled to our whole Lean journey. Because Lean drives safety, quality, delivery cost and cash. And it goes in that order.

And I mentioned earlier that we are improving our delivery and reducing our over dues. That is one of the areas that proves that we are Lean, we are getting some impact on the enterprise. Ultimately, that will throw off even more cash. The working capital opportunity in Valves & Controls is bigger than what we had when I started at Pentair. It is just enormous.

And John mentioned we were above 6 I think turns, and now we are closer to 3. And so I view that as maybe we can’t get back to 6 right now, but I will get back to 5 and then count on 7 or something. So our pallet is full of rich colors to paint with.

Steven Winoker^ Okay. And John, any more detail around the calendarization again? I know you have been talking around it, but any finer point you can give us about what might be different in 2014 versus the historical pro forma?

John Stauch^ Yes, if you look at it this year, we did about $1.50 in the first half — well, we did $1.50 in the first half. We will do about $1.70 in the second half to get to the $3.20 at the midpoint. I think when you take a look at last year, I would remind you that Q1 last year was still a tough quarter coming out of the chute. So we will see a pretty nice pickup in contribution in Q1.

So if you took the numbers or the $3.93, I would be thinking somewhere around 47%-ish — 48% in the first half, and the rest of it in the balance of the second half. The linearity this year, other than the way I would describe Q1, will be a lot like the linearity next year. Because as we mentioned, we got the linearity I think in Valves & Controls and Thermal Management, two companies with a fiscal year end December 31. And I think we learned that the linearity that they represent is normal to the capital or the operating cycle of the businesses that they serve.

Steven Winoker^ Okay, great. Thanks, guys. happy holidays.

Operator^ Deane Dray, Citi Research.

Deane Dray^ A quick follow-up on that synergies side. As you laid out on page 10 on the synergy boost, have all of these buckets and projects and initiatives been identified?

John Stauch^ Yes.

Deane Dray^ Okay, so that is pretty clear. And do you still see upside from there? I mean when we are in Texas, it looked as though there was still plenty of opportunity to lean out on the manufacturing and the service side. So what do you think about upside from here?

Randy Hogan^ Yes, I think there is, I think probably readout and productivity are Lean. We have had this conversation a number of times this year about is something going to read out in productivity or is it going to read out in synergies. So the synergies, it skews a lot towards structure and in Lean sense, (inaudible) that we’ve identified, activities that we don’t need, as well as what I would say we sort of opened another area of the orchard and found more low-hanging fruit, is the way to think about the synergies.

And yet there is still enormous productivity opportunity. You saw it in the service centers and that is just one of our better ones and there is 80 of them. So we have talked about the sourcing activities and the additional productivity there.

We haven’t really begun to see the productivity that we will get from Lean enterprise and the focus factories. We are seeing the improvements in delivery; we are seeing our ability to meet and beat our promises to customers. So productivity will come next and cash flow after that. So, this to me does not represent the full opportunity at hand. But it is the one that we have — that we have on our plate and that we can see.

Deane Dray^ Great, that is good to hear. And then a follow-up on capital allocation on slide 15. I think one of the numbers here or part of the bridge that people like seeing is that you really haven’t changed the expected share buyback. Some of the concern might be, hey, to get to the $5 number you are really going to have to lean on buybacks, and that is not what we are seeing here.

So there are a couple of questions that come out. One, is there a bias to — what is your bias here now that you have had such strong stock performance about doing more buybacks at this stage? And then where does that $2 billion in incremental opportunity — how are you thinking about that in terms of small bolt-ons?

John Stauch^ Yes, you are right Deane, I mean just to give everybody the numbers. I think our original model had 190 million to 191 million shares. We’re probably looking at somewhere closer to 195 million to 196 million shares. So we are doing it with a little bit more operating income than we originally anticipated. And as we said, we feel good about that path as Randy suggested.

I think when it comes to acquisitions the 18 to 20 platforms that Randy looked — or shared with you all have a priority in the portfolio. And there are certainly green light platforms today that we are actively looking for acquisitions and bolt-ons to do. As you know, prices aren’t modest at the moment and at the right opportunity we would like to add to those platforms. And a lot of those have standardized systems, processes, fully engaged in Lean, have good growth capability and would be tucking acquisitions nicely in their portfolio.

That is both a short-term and long-term focus of ours, but we’ve got to find the right fit. And so therefore, given the fact that we’ve got integration activities, the buyback has been where we felt the capital allocation should be in the short run. But as we continue to build out our capabilities here we want to go back to adding acquisitions to the high-growth platforms that we know can add value to the share owners.

Deane Dray^ Great, thank you.

Operator^ Christopher Glynn, Oppenheimer.

Christopher Glynn^ Just wonder on the Valves & Controls guidance of 2% to 3%, if that still represents some of the re-base lining activity of the run rates in terms of project selectivity? And also if we would expect that rate to be in the first half as well as the full year?

Randy Hogan^ That really represents what we think the market is going to give us, it doesn’t assume that we are successful in any kind of share gain. Because we have gone from where they were aligned by vertical and they were focused on growth and margin was not as big a focus and we have shifted it to margin, we want to stay there for a while.

So we haven’t really earned the right to claim a higher growth rate. I would love to see them beat it. But that is what we think the market will give us. And obviously sales targets will be built higher than that, but we really want to keep that profitable growth focus in the business. And frankly, as productivity starts reading out they will be able to be more aggressive in bidding going forward. We have got to wait for that to read out first.

John Stauch^ And, Chris, just to follow on Randy’s point. They are much more optimistic than we have shared with you. But as you get optimistic in your growth assumptions it makes all your other operating metrics look better. And if you don’t make the growth then all of a sudden there you are with the tougher performance that you need to drive. So we prefer to put all the productivity and performance in the plan than the lower growth expectation.

Randy Hogan^ The growth on the upside — let’s count in the stuff we control and then let’s put the other stuff in the upside, that is exactly (inaudible).

Christopher Glynn^ Okay, that is interesting. And would your first half kind of view be consistent with the full year on the top line?

John Stauch^ Yes. That is a fair way to look at it. I think we feel like we have an accelerating growth performance heading into Q3 and Q4. But I think that would be when we would feel better about releasing some of the contingency.

Randy Hogan^ Well, one of the things we found now, this is our — we are in our fifth quarter with the businesses, and you can see we were down in the third quarter and we are saying we are going to be up in the fourth quarter in Valves. It is a little bit bumpy quarter to quarter. So one of the things we are working on is improving the forecasting of how sales will lay in.

And so, I think the industry naturally has a little bit of a more bumpy ride quarter to quarter. But I think we can do a better job of forecasting when things will hit. And John and the team are doing a really nice job with putting in the kind of forecasting models that we have used effectively in a number of our higher performing legacy businesses.

Christopher Glynn^ Okay. And then just in terms of the guidance and potential prospects for larger project activity, you talked about Thermal a little bit but focusing on Thermal and Valves & Controls. And just wondering in terms of what you haven’t assumed and I ask that in the context of your disclosure that you need to earn the right to talk more aggressively about organic growth. And forgive me that you actually probably kind of already addressed that question in terms of my prior one.

John Stauch^ Yes, as I said in my comments, we don’t have any large mega projects in this outlook. And we feel that is the prudent way. First of all, we don’t want to trade like an EPC, we don’t want to be a lumpy Company, we want to be a consistently sustainable organic grower in a much more higher value add way.

And second of all, they are not in our control, as Randy mentioned. And we prefer to plan for what we know and as we know more we’ll certainly update everybody to the effect that it has on our outlook. We have suggested it is a lot a value that we think we can bring to the table to the share owners and we think they’re longer-term projects, but we haven’t seen a ship date yet. Until we see a ship date we won’t feel like we have that confidence to put that in our plan.

Christopher Glynn^ Thanks a lot. Happy Holidays.

Operator^ Brian Konigsberg, Vertical Research.

Brian Konigsberg^ I just wanted to touch on the free cash flow outlook. So you are talking about $1.9 billion in 2014 and 2015 and you were recently just discussing the opportunities you are seeing in working capital, specifically Valves & Controls. So does that $1.9 billion include the kind of successful drawdown of inventories and other items in those buckets to hit that target?

John Stauch^ Not meaningful at all. No, so, that is the largest opportunity within that walk.

Brian Konigsberg^ Okay, I got it. And when you kind of first put out your 2015 targets actually it was the analyst day last year, not the first time, but when you gave your analyst day last year you talked about $600 million of CapEx between 2013 and 2015. You had $190 million in 2013, $185 million in 2014. It implies a meaningful pickup in 2015. Is that still the way we should be looking at it or have you kind of found ways to pull back on those reins and what would it be if you did?

John Stauch^ I’m going to start the comment and let Randy finish it because you will see the value of the walk in a second. But we clearly feel that there has always been the availability for capital to the legacy Flow Control businesses. We have actually walked the floors and seen how some of this capital has been used. And in certain cases a lot of the capital is no longer needed because of the Lean activity that we have embraced. But, Randy, you want to add to it?

Randy Hogan^ Well, yes. one of our basic concepts of Lean enterprise is to use creativity before capital. Actually make people work — there is no such thing as a capital expenditure that doesn’t drive productivity or growth. In other words, there is no such thing as maintenance capital. It has to — there never should be any money spent unless it drives productivity or growth.

It is a mindset, you can hear the gnashing of teeth and the screaming of manufacturing engineers around the world. But it has worked everyplace — it worked at Hoffman when we did it, it has worked out everyplace we have ever done it. So that concept of creativity before capital is endemic in everything we do as we roll out Lean. So we typically start by telling people we are cutting your CapEx in half and then see what happens.

John Stauch^ And then we have a couple of processes, and when the ROIs are there we approve them if they claim that they have done everything that they possibly can do. So, bottom line, is we think the capital forecast will be lower than what we originally anticipated.

Brian Konigsberg^ Okay, if I could just sneak one last in. Just on tax, you kind of mentioned that tax would be a little bit lower in the $5 plan. Just on tax, I guess what is kind of the assumption on 2015 now and the move from Switzerland to Ireland? Does that provide incremental potential to drive that lower than the original plan and is that assumed currently in the $5 framework you provided?

John Stauch^ It is about maybe a $3 million tax opportunity net-net benefit to us and that type of number is more of a contingency than it would be included, is the way I would describe it.

Randy Hogan^ Yes, I kind of think of it as a push, yes.

Brian Konigsberg^ So 23% is still the rate?

John Stauch^ Yes, I am pushing. As you can see, 23.5% next year, I think there’s an opportunity to be 22.5%. I think we still have a lot of activities that we are driving value from and I am confident. But as you know, our big tax base will still be Switzerland and will still have a critical mass in Switzerland and we are still driving a lot of tax value from Switzerland. So none of that has changed.

Brian Konigsberg^ Thank you very much.

Operator^ Jeff Hammond, KeyBanc Capital.

Jeff Hammond^ It seems like you are building some order momentum here and it seems like some of the markets like Industrial and Infrastructure you are kind of — you have your most conservative assumptions where you have seen maybe the toughest trends. And I just want to get a sense of if at the end of 2014 where you see room for upside in terms of the end market assumptions you laid out today?

John Stauch^ I think we see room in 2014 and the upside to some type of recovery and power, which is not yet planned. We think mining continues well into 2015. I think Industrial process is one in which we believe that we gradually will see continually grow. I think we are encouraged by the China GDP outlook, but we haven’t seen that turn into material benefits to us yet.

And we are waiting on a recovery of some sort in Australia related to some political changes, and when the Indian discoveries around their political landscape will drive that power market. But I think we have balanced it appropriately with no meaningful recovery in Europe and no meaningful recovery in those markets I mentioned. And we think if they recover as maybe they should we would see revenue be at the higher end of the range.

Jeff Hammond^ Okay, great. And then just on this operating margin transformation in Valves & Controls, can you just talk about where the spend is going and is that something that once the spend is behind us that headwind goes away?

Randy Hogan^ Yes, just it is operating model transformation, not margin.

Jeff Hammond^ Okay.

Randy Hogan^ Although I expect it will help operating margin as well.

Jeff Hammond^ Perfect.

John Stauch^ So I mean it is standard work as far as laying out the one way to do each of the processes you need to in business and one global functional excellence structure. So it is business process reengineering work that will then go into a plan to reduce their 29 active ERPs today to five regional ERPs in a standard model.

And we think it continues for — the spend continues in 2014, 2015 and 2016 and then it is complete. And we would think that the benefits start to offset that spend in 2015, 2016, 2017. And we don’t think we are anywhere near done with the synergies in Valves & Controls until somewhere around 2017 and 2018.

Randy Hogan^ Yes, this is really an enabler to get to the Valves & Controls business to finally be integrated and act like an integrated business and optimize at the $2.5 billion level instead of the $200 million level.

John Stauch^ Does that make sense?

Jeff Hammond^ Perfect. Thanks, guys.

Operator^ Josh Pokrzywinski, MKM Partners.

Josh Pokrzywinski^ Just to go back to Valves & Controls for a second. I know that the initial forecast, before you guys had your arms around the business a little bit more, was this 5% CAGR and that was benchmarked against a 6% CAGR kind of the prior cycle. It seems like the big missing piece there is maybe some of these bigger projects that haven’t happened. If you back out big projects from that last cycle what does that 6% look like or have you had the opportunity to go through that?

Randy Hogan^ I don’t think it really was in the last cycle, I don’t think it was really a lot of big projects. I mean what was missing this year was a lot — there are a few big projects shipping this year that aren’t going to be shipping next year and there were a few more before. But really the Valves & Controls business is thousands of projects that are small, $5 million or smaller, $2 million or smaller, thousands of them.

And I would say the prior growth rate was one we aspire to get back to, but we want to get the business disciplines in and earn the right to grow and I hate to keep hitting that. But this was an 11% business versus peers at 17%. And there is nothing I’ve seen inside the business that says that we shouldn’t be at or higher than peer margins.

So I think the real value creation opportunity is to focus on the execution and the operating discipline and the sales will come. The value, the quality, it’s all highly rated. We fix delivery and growth will come. But as I said, we have laid in growth to reflect the markets, not the ambition.

Josh Pokrzywinski^ Do you think that is pent up and returns later or is that kind of lost and gone forever here at least in the near- to medium-term?

John Stauch^ We had that conversation with the team as we went through their annual operating plan process. First of all, we are the leading share provider in Valves globally, we are the largest Valves & Controls player, we only have 7% market share. And we see just about every project that comes our way and our hit rate is somewhere in the range of double our market share. So really what it becomes about is the confidence level of what price points and what margin and backlog and how you want to look at these.

Randy Hogan^ Can we take the right one, the right business.

John Stauch^ Right. What we are also working on is the disciplines around winning the larger project business is completely different than the disciplines required to win the day-to-day. And we think there is a significant opportunity, our opportunity from our largest installed base, to continue to get to a steady constant 3% to 4% growth rate in the install business as well. And we think that we can get both, but the larger projects that build that installed base and our fair share of the installed base.

I’m going to say this without making it sound as simple as I am making it. Their growth rates are higher than what we have anticipated and we need to build a model here that we can come forward every single quarter and consistently beat the Valves & Controls expectations. We understand the value of that consistent revenue offering, but we also see, as Randy mentioned, the value in the operating performance that this business has not yet closed the gap on against its peer group.

Josh Pokrzywinski^ Right. Okay, that is helpful. And then just on the $5 target. I know in the past you guys have talked about getting to kind of an all-in number that includes pay as you go restructuring. Is that the way you are thinking about it today? And what should we think of as a good placeholder for pay-as-you-go restructuring, if that is indeed the case?

John Stauch^ It’s a great question. I mean first of all, the 2015 assumption would both be a GAAP assumption and an adjusted assumption barring any acquisition or adjustment, so it is always hard to say. But that is assumed to be both the GAAP and the EPS.

I don’t know what 2014 will be. I think there will be some costs that we’ll quantify and identify related to re-domiciling at the same time. It would only take a small tax adjustment or something to make that up.

So we want to drive the businesses to the adjusted EPS and adjusted operating performance we have so we can be mindful of the real operating contribution that we have as a Company. And we are hopeful that that goes away, that delta goes away sometime in Q1 or Q2 of next year. At the same time we don’t want to leave restructuring opportunities on the table from focusing just too much on that one number.

Josh Pokrzywinski^ Right. All right, thanks, guys.

Operator^ Scott Graham, Jefferies.

Scott Graham^ I really only have one question and it is kind of about the end markets that you guys have kind of — or instead let me say the megatrends that you guys have circled the wagons on for some time, one of them being industrialization, which I know is maybe not as big of a thrust for you guys now but the other certainly infrastructure which I know still is.

And I know that your expected growth in those markets is kind of the laggard of the five. I was just wondering what the plans were in 2014 and 2015 to kind of be catalysts and galvanize those businesses into higher growth rates. What are some of your internal initiatives that could provide some lift to that top-line?

Randy Hogan^ Infrastructure is a market that we play in, and we’re certainly happy serving the industries. But it has never been the focus. As we built water we were focusing more on Residential & Commercial and we enjoyed Infrastructure because the big issue with water Infrastructure — as opposed to rail Infrastructure, or actually telecom Infrastructure, the same thing I am going to say applies.

But water Infrastructure is not — the customers are not economically sound, they are by and large are political entities. So they never price water at their capital recovery level, which is what we call it Break & Fix. Now what we are doing is we are applying — we get specked in, particularly in North America and particularly in the higher technology arenas like in pre-filtration.

So our focus on Infrastructure is to be speced in and win where we can win. We are big in flood control, so globally we are focused on flood control. We think that is actually a growth area for us as weather seems to becoming more violent. So as we focus on Infrastructure it is really about applying our capability.

The place we create value is on focusing where water — where customers value of the utility of what water does as opposed to just water in and of itself. And what I mean by that is, and we learned this as we were early on building water. We focused on Residential & Commercial because these were customers that valued what you were paying them for. And that has been particularly helpful as we went into fast growth markets.

But that is also why we got into food service, it’s why we got into Food & Beverages, it is what brought us to Energy. Water’s greatest value is how it is used to recover oil and how it is used to cool power plants, and how it is used to make food, and how it is used in Industrial process. So our focus of our water technologies is in those higher value applications. And we think it is. That is what led us to the nexus of food, energy and water.

Obviously food is a big application of water and then the flow space in general. So I don’t mean to minimize Infrastructure as a focus, but it isn’t our primary focus, it is a business we want to enjoy and make good money in. But we have never, if you look at the acquisitions we have done, it has never been central in terms of why we passed on a number of companies that were larger in the Infrastructure space.

Scott Graham^ And on the Industrialization side, which Technical Products were supposed to be (multiple speakers) as well.

Randy Hogan^ Yes, Industrialization, we protect how sensitive electronics are used everywhere. So we have a big focus on the electrical space, and in the process space, that’s where the heat tracing business comes in, on the chemical side. We are skewing more of our growth resources away from — in the advanced water space from the common if you will, water supply, the municipal water supply side, we are focusing more on Industrial applications and that is where we are skewing our investments there. So, yes, we are still focused on Industrialization primarily (multiple speakers).

Scott Graham^ So Randy, then on one of the things that you have said in the past, and again this was well before the merger, was that the Industrialization, your great position with Hoffman would allow you to tap the increasing manufacturing complex and emerging markets. Is that still in play or less in play?

Randy Hogan^ It is still in play, it is still in play. And in fact what we are doing is we are leveraging some of the reached that the Valves & Controls and Thermal business has to actually get better placement globally with the Industrial and the Energy business, refining, chemicals, and the like. We have had wins in mining in Chile, we’ve had wins in the Middle East and Saudi Arabia thanks to Valves & Controls. So it is an area of synergies that we continue to drive, and it is an area we still invest in.

Scott Graham^ Thanks very much.

Operator^ Hamzah Mazari, Credit Suisse.

Unidentified Participant^ Hello, everybody, this is Flavio, I am standing in for Hamzah today. Most of my questions have been answered already, but you guys have touched on this a couple of times already, but if you could just give a little bit more color on what you are baking in on the outlook for each of your major regions, particularly Europe and Asia. And then maybe some color on emerging markets, that would be very helpful.

John Stauch^ Yes, so, Europe we don’t have recovery meaningfully, but we don’t have it down. So I’d call it somewhere in the zero to 1% contribution from Europe. China does have a GDP focus of somewhere around 8% growth, we do have high single-digit growth anticipated into the Asia Pacific market as a whole, and I’d say Southeast Asia and China.

Australia we are down double-digit and for us that is roughly a $1 billion market today. About $800 million will be the exact number there. And we have for India mid single-digit growth and Latin America 3% to 4% growth expectations. Middle East we think is still a high single digit growth for us, possibly double-digit.

Randy Hogan^ Double-digit, yes.

John Stauch^ In the US we are probably somewhere in that 3% to 4% — 2% to 3% to 3% to 4% range.

Unidentified Participant^ Perfect, perfect, that is great color. And just a quick follow up more as a maintenance question. On your stock buyback that you are baking in the guidance, do you have any color on if it is timing wise if it is going to be front end loaded or back end loaded through the year? Or if it is — how you are thinking about timing wise?

John Stauch^ We have not yet shared that and I think evenly distributed for now is probably a pretty good way to look at it.

Randy Hogan^ We don’t provide a lot of color because we don’t want people competing with us.

Unidentified Participant^ That makes sense.

John Stauch^ (Inaudible) is even for now.

Unidentified Participant^ Perfect, perfect. Well, that is all I had, thank you so much for the color.

Operator^ Brian Drab, William Blair.

Brian Drab^ I will try and close us out in a strong way here. I just wanted to get a little more color on the $80 million, the incremental G&A of $40 million in particular. Which business is that coming from? I guess primarily Valves & Controls. And does that have anything to do — is it related in any way to these businesses that you highlighted here today that you are divesting or that you did divest?

John Stauch^ No, not so much with those. Those are really, as we went to the platforms they sort of, they were the bottom platforms and we were not going to feed them so it was logical for us to exit those. It is really G&A and what we used to call water and environmental systems and, as you know, we have collapsed a few of the GBU’s. And in Thermal and in Valves & Controls.

Randy Hogan^ Valves & Controls. I mean the G&A rates were significantly higher than what we typically do. And now that we understand them we understand what is possible and what is not.

Brian Drab^ So does that take — you had I think a $130 million goal for back office/repositioning for 2015 and you had talked about this internal funnel of $175 million for that category. Does that mean that we just have much more confidence that we are going to get closer to that funnel figure?

John Stauch^ Yes, so, we are much more confident we are going to close that funnel figure and that funnel has actually grown if you extend the years into 2016, 2017 and 2018.

Brian Drab^ Okay. And then, John, did you mentioned earlier that the target for operating income related to just leverage on revenue improved drop through increased, that was a $35 million number I think for 2015 the last time we saw it in print.

John Stauch^ Yes, so I think if you look at slide 13 what I was referencing is there is a growth contribution this year of roughly $80 million, which represents a drop through on that volume piece. And that is an incremental contribution to the productivity and price that we are receiving as well, because there is operating leverage included in that drop through.

Brian Drab^ Is there a specific — I guess is there a number through for 2015 that you had targeted? If it was $35 million before what is it going to be in 2015 as of the update today?

John Stauch^ What number in particular are you referencing?

Brian Drab^ I am looking at one of your past presentations.

John Stauch^ Oh, you are looking at growth synergies? Growth synergies, yes, I am sorry.

Brian Drab^ Yes.

John Stauch^ Okay, so I think we still feel confident that both the revenue dollar amount and revenue synergies and the operating income piece is there. Our funnel today for 2015 that Randy suggested does not include very much contribution from revenue growth.

Randy Hogan^ No, it is already in the $8.1 billion though.

John Stauch^ Yes. And the real challenge that we have with trying to track that is we know of the projects that we are looking at project by project but we have started to have a really nice robust process where we are winning a lot of things. And we are winning them because the brand offerings or, as Randy just mentioned, Valves & Controls leading an initiative and we are seeing things today that we haven’t seen.

Quite frankly we are trying to track it internally. It is not a number that we have a high confidence level one way or the other, other than to say the real way to measure it is a high organic growth and are we making our operating income contributions.

Randy Hogan^ Right.

Brian Drab^ Okay, thank you.

John Stauch^ Thank you.

Randy Hogan^ Thank you, Brian, and thank you to everyone. You can follow up with Jim, he has been taking good notes as he has been sitting here. And Happy Holidays to everybody.

John Stauch^ Thank you.

Jim Lucas^ Thank you.

Operator^ This concludes today’s conference call. You may now disconnect.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This communication contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact are forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the ability to complete the change in place of incorporation and to realize the expected benefits from such change and the change in tax residence; the ability to successfully integrate the Flow Control business and achieve expected synergies from such combination; overall global economic and business conditions; competition and pricing pressures in the markets we serve; the strength of housing and related markets; volatility in currency exchange rates and commodity prices; inability to generate savings from excellence in operations initiatives consisting of lean enterprise, supply management and cash flow practices; increased risks associated with operating foreign businesses; the ability to deliver backlog and win future project work; failure of markets to accept new product introductions and enhancements; the impact of changes in laws and regulations, including those that limit tax benefits or increase tax liabilities; the outcome of litigation and governmental proceedings; and the ability to achieve our long-term strategic operating goals. Additional information concerning these and other factors is contained in our filings with the U.S. SEC, including in our Quarterly Report on Form 10-Q for the quarter ended September 28, 2013 and our 2012 Annual Report on Form 10-K. All forward-looking statements speak only as of the date of this communication. Pentair Ltd. assumes no obligation, and disclaims any obligation, to update the information contained in this communication.

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